EXHIBIT 12.1

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(add 000, except ratio)

	For the Three Months Ended March 31,	For the Year Ended December 31,
	2017	2016	2015	2014	2013	2012
EARNINGS:
Earnings before income taxes*	$56,862	$607,086	$413,655	$250,485	$166,131	$101,860
Loss (Gain) from less than 50%-owned associated companies, net	(804)	(10,499)	(7,694)	(931)	241	1,393
Interest expense**	20,851	81,677	76,287	66,067	53,467	53,339
Portion of rents representative of an interest factor	22,399	23,585	21,136	15,739	12,944	13,647

Adjusted Earnings and Fixed Charges	$99,308	$701,848	$503,384	$331,360	$232,783	$170,239
FIXED CHARGES:
Interest expense**	$20,851	$81,677	$76,287	$66,067	$53,467	$53,339
Capitalized interest	788	3,543	5,832	8,033	1,792	2,537
Portion of rents representative of an interest factor	22,399	23,585	21,136	15,739	12,944	13,647

Total Fixed Charges	$44,038	$108,805	$103,255	$89,839	$68,203	$69,523

Ratio of Earnings to Fixed Charges	2.26	6.45	4.88	3.69	3.41	2.45

*	Represents earnings from continuing operations less net earnings (loss) attributable to noncontrolling interests.
**	Interest expense excluded $159 for the three months ended March 31, 2017, $343 for the year ended December 31, 2016, $217 for the year ended December 31, 2015, $266 for the year ended December 31, 2014 and $1,446 for the year ended December 31, 2013 for the interest expense component associated with uncertain tax positions. Interest expense excluded $119 accrued for the interest benefit component associated with uncertain tax provisions for the year ended December 31, 2012.